Partners (admitted in Hong Kong)

Justin M. Dolling[5]

David Patrick Eich[1,4,5]

Douglas S. Murning[5]

Nicholas A. Norris[5]

John A. Otoshi[3]

Jamii Quoc[7]

Jesse D. Sheley[1]

Steven Tran[5,6]

Dominic W.L. Tsun[3,5]

Li Chien Wong

Ashley Young[5]

David Yun[5,6]

Registered Foreign Lawyers

Pierre-Luc Arsenault[3]

Christopher Braunack[5]

Albert S. Cho[3]

Liu Gan[2]

Benjamin Su3

Shichun Tang[3]

David Zhang[3]

Fan Zhang[1]

26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com May 8, 2013	David T. Zhang To Call Writer Directly: +852 3761 3318 david.zhang@kirkland.com

VIA EDGAR

Daniel F. Duchovny

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:          WSP Holdings Limited

Schedule 13E-3

Filed March 19, 2013

File No. 005-83618

Dear Mr. Duchovny:

On behalf of WSP Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of April 20, 2013 with respect to the Schedule 13E-3, File No. 005-83618 (the “Schedule 13E-3”) filed on March 19, 2013 by the Company and the other filing persons named therein.  For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.  Capitalized words used herein shall have the same meaning as defined in the Schedule 13E-3.  Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments.  In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email.

(1) Admitted in the State of Illinois (U.S.A.)

(2) Admitted in the Commonwealth of Massachusetts (U.S.A.)

(3) Admitted in the State of New York (U.S.A.)

(4) Admitted in the State of Wisconsin (U.S.A.)

(5) Admitted in England and Wales

(6) Admitted in New South Wales (Australia)

(7) Admitted in Victoria (Australia)

Chicago       London       Los Angeles       Munich       New York       Palo Alto       San Francisco       Shanghai       Washington, D.C.

We represent the special committee (the “Special Committee”) of the board of directors of the Company (the “Board”). To the extent any response relates to information concerning WSP OCTG GROUP Ltd., JM OCTG GROUP Ltd., Mr. Longhua Piao, Expert Master Holdings Limited, UMW China Ventures (L) Ltd., UMW Petropipe (L) Ltd., UMW Holdings Berhad, Mr. Jubao Xie, H.D.S. Investments LLC or their or the Special Committee’s respective advisors, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

* * * * *

Schedule 13E-3

1.                                      Please ensure that all filing persons sign the Schedule 13E-3.

The Staff’s comment is noted.  The Company confirms that all filing persons have signed the Amendment.

Proxy Statement

Cover Page

2.                                      Please tell us why you state that JPMorgan Chase Bank as the ADS depositary will “endeavor” to vote the shares it holds at the extraordinary general meeting. Why is the ADS depositary not committed to voting the shares?

The Company respectfully submits that the word “endeavor” is used in this context to track the relevant provision under the deposit agreement, dated December 6, 2007, as amended on February 1, 2012, among the Company, JPMorgan Chase Bank, N.A., as depositary (the “ADS depositary”) and all holders of ADSs issued thereunder (the “Deposit Agreement”).  Under paragraph (12) of the Deposit Agreement:

“Upon receipt of instructions of a Holder on such record date in the manner and on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing Deposited Securities to vote or cause to be voted the Deposited Securities represented by the ADSs evidenced by such Holder’s ADRs in accordance with such instructions. The Depositary will not itself exercise any voting discretion in respect of any Deposited Securities. There is no guarantee that Holders generally or any Holder in particular will receive the notice described above with sufficient time to enable such Holder to return any voting instructions to the Depositary in a timely manner.”

Summary Term Sheet

Position of the Buyer Group as to Fairness, page 8

3.                                      You disclose in the first sentence that each member of the buyer group “may be deemed” to be an affiliate of the company. The identification of a filing person on the Schedule 13E-3 renders this disclaimer inappropriate. Please disclose that the filing persons “are” deemed to be affiliates of the company. Make a similar revision in the first sentence of the last paragraph on page 40.

In response to the Staff’s comment, the Company has revised the disclosure to state that each member of the Buyer Group is deemed to be an affiliate of the Company. Please refer to pages 8 and 41 of the Revised Proxy Statement.

Special Factors

4.                                      Provide the disclosure required by Item 1013(a) of Regulation M-A with respect to the company. In this respect, ensure that each filing person discloses why it is undertaking the going private transaction at this time.

In response to the Staff’s comments, the Company has revised the disclosure to provide further details regarding the purposes of each of (i) the Company, (ii) Parent, Merger Sub and HDS and (iii) the Rollover Shareholders of undertaking the going private transaction at this time in accordance with Item 1013(a) of Regulation M-A in the section titled “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors.” Please refer to pages 40 and 56 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 34

5.                                      Please revise this section and the disclosure providing the reasons for entering into the transaction for each filing person to explain why each filing person has engaged in the going private transaction at this time. See Item 1013(c) of Regulation M-A.

In response to the Staff’s comments, the Company has revised the disclosure to provide further details regarding the reasons of each of (i) the Company, (ii) Parent, Merger Sub and HDS and (iii) the Rollover Shareholders for undertaking the going private transaction at this time, in accordance with Item 1013(c) of Regulation M-A in the section titled “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors.” Please refer to page 40 and 56 of the Revised Proxy Statement.

6.                                      Please revise the first bullet point on page 34 to explain what about the company’s “business, financial condition, results of operations, prospects and competitive position” the special committee and the board found supportive of their fairness determination.

The Company respectfully advises the Staff that the first bullet point on page 34 of the preliminary proxy statement attached as Exhibit (a)-(1) to the Schedule 13E-3 was originally intended to indicate that the Special Committee and the Board have knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position, thus enabling them to have a reasonable business judgment of the Company and other relevant factors in its fairness determination. Upon further review of the other factors listed in this paragraph on pages 35 and 36 of the Revised Proxy Statement, the Company takes the view that the Special Committee and the Board’s knowledge by itself should not be viewed as a substantive factor or potential benefit of the merger, and the other factors in this paragraph have sufficiently discussed the substantive factors and potential benefits of the merger, which provide the foundation for the Special Committee and the Board to make their fairness determination.  Therefore, the first bullet point on page 35 of the preliminary proxy statement attached as Exhibit (a)-(1) to the Schedule 13E-3 has been deleted to remove this general statement regarding the knowledge of the Special Committee and the Board.

7.                                      Please address how any filing person relying on the Houlihan Lokey opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than Parent, Merger Sub, the Rollover Shareholders and their affiliates, rather than all security holders unaffiliated with the company.

The Company respectfully advises the Staff that the group “holders of the Shares or ADSs other than Parent, Merger Sub, the Rollover Shareholders and their affiliates” by definition includes all unaffiliated security holders, since Parent, Merger Sub, the Rollover Shareholders and their affiliates are all affiliated security holders of the Company and not unaffiliated security holders.  The Board and the Special Committee therefore do not believe that there is any meaningful distinction to be drawn between the concepts of “fairness to unaffiliated security holders” and “fairness to holders of the Shares or ADSs other than Parent, Merger Sub, the Rollover Shareholders and their affiliates” and took this into account in connection with the Board’s and the Special Committee’s fairness determination with respect to “unaffiliated security holders.”

8.                                      We note that the board of directors adopted the special committee’s analysis and conclusions in making its fairness determination. We also note that the special committee considered the Houlihan Lokey analyses and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted Houlihan Lokey’s analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

In response to the Staff’s comment, the Company has revised the disclosure to state that the Special Committee adopted Houlihan Lokey’s analyses and conclusion as its own.  Please refer to page 39 of the Revised Proxy Statement.

9.                                      Revise your disclosure to describe how the negative factors described on pages 37-38 affected the special committee’s and the board of directors’ fairness determination.

In response to the Staff’s comment, the Company has revised the disclosure to state that while the Special Committee and the Board recognize the potentially negative factors for the Company to enter into the merger agreement and undertake the merger, they believe that the benefits to the Company and the Company’s unaffiliated security holders for undertaking the going private transaction outweigh these negative factors.  Please refer to page 39 of the Revised Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 40

10.                               Revise your disclosure to describe how the negative factors described in the first paragraph after the bullet points on page 42 affected Buyer Group’s fairness determination.

In response to the Staff’s comment, the Company has revised the disclosure to state that the Buyer Group concluded that none of the negative factors, alone or in the aggregate, outweighs the other factors on which the Buyer Group based its determination that the merger is substantively and procedurally fair to the Company’s unaffiliated security holders.  Please refer to page 43 of the Revised Proxy Statement.

Certain Financial Projections, page 43

11.                               Please disclose the full set of financial projections made available to Houlihan Lokey instead of a summary as you indicate on page 43. Be sure to include the projections for fiscal year 2012 as provided to Houlihan Lokey on February 7, 2012.

In response to the Staff’s comment, the Company has revised the disclosure to provide the full set of financial projections made available to Houlihan Lokey by the Company’s management, including the projections for fiscal year 2012 as provided to Houlihan Lokey on February 7, 2012.  Please refer to page 46 of the Revised Proxy Statement.

12.                               We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

The Company respectfully submits that, in response to the Staff’s comment 11, the Company has provided the full set of financial projections, instead of a summary previously disclosed, and such projections no longer include non-GAAP financial measures.  Accordingly, the Company has not provided the disclosure in the Revised Proxy Statement as requested by the Staff.

Opinion of the Special Committee’s Financial Advisor, page 45

13.                               Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise values, revenue and estimated revenue information for each comparable company that is the basis for the multiples disclosed on page 51 with respect to the Selected Companies analysis, (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 52 with respect to the Selected Transactions analysis, (iii) the company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections).

In response to the portion of the Staff’s comment to show how the information included in Houlihan Lokey’s analyses resulted in the values disclosed, relevant disclosures have been revised.  Please refer to pages 52 to 54 of the Revised Proxy Statement.

In response to the portion of the Staff’s comment to disclose certain data underlying the results described in each analysis (for example, enterprise values, revenue and estimated revenue information for each selected company and the transaction data from each selected transaction), the Company respectfully notes for the Staff that the current disclosure describes the selected companies and selected transactions analyses as performed by Houlihan Lokey and considered by the Special Committee.  The materials provided to the Special Committee by Houlihan Lokey did not include all underlying data used to calculate the observed multiples utilized in the selected companies and selected transactions analyses since such underlying data was not the focus of such analyses.  Rather, Houlihan Lokey focused on the implied per share equity value reference ranges derived for the Company by applying a range of revenue multiples selected from the multiples observed for the selected companies and selected transactions to corresponding financial data of the Company.  Consistent with this approach, the current disclosure describes the overall low, mean, median and high multiples observed, the range of selected multiples applied in such analyses and the implied per share equity reference range derived from such analyses.  The Company believes that inclusion of underlying data for each of the selected companies and transactions would not be reflective of Houlihan Lokey’s analytical approach or provide any meaningful information relating to the results of such analysis and would inappropriately shift the focus of disclosure as evaluated by Houlihan Lokey and the Special Committee.  In light of the Staff’s comment, however, relevant disclosures have been made to reflect overall ranges of certain underlying data to the extent included in the presentation to the Special Committee, including overall enterprise values of the selected companies and overall transaction values of the selected transactions.  Please refer to pages 52 and 53 of the Revised Proxy Statement.

In response to the portion of the Staff’s comment regarding the Company’s projected results used in Houlihan Lokey’s discounted cash flow analysis, the Company respectfully refers the Staff to the cross-reference with respect to the projections on page 46 of the Revised Proxy Statement, which cross-reference was already included in the preliminary proxy statement attached as Exhibit (a)-(1) to the Schedule 13E-3.

14.                               With respect to the Illustrative Discounted Cash Flow analysis, revise your disclosure to show how Houlihan Lokey arrived at the range of present values from the projected financial data. Also, disclose the bases for Houlihan Lokey’s use of perpetuity growth rates of 4.5% to 5.5% and discount rates of 13.5% to 15.5%.

In response to the Staff’s comment, relevant disclosures have been revised.  Please refer to the disclosure on page 54 of the Revised Proxy Statement.

15.                              Please revise the section to describe the presentations by Houlihan Lokey dated February 27 and April 25, 2012. See Item 1015(b)(6) of Regulation M-A.

The Company respectfully submits that it believes that the disclosure on pages 29 and 31 of the preliminary proxy statement attached as Exhibit (a)-(1) to the Schedule 13E-3 provides a summary of material portions of Houlihan Lokey’s presentations and preliminary financial considerations as reviewed with and considered by the Special Committee.  In light of the Staff’s comment, however, the Company has revised the disclosure to reflect certain additional information relating to the February 27, 2012 and April 25, 2012 Special Committee meetings. Please refer to pages 29, 31 to 32 and 55 of the Revised Proxy Statement.

Financial Information, page 94

16.                               Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(a)(3) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

In response to the Staff’s comment, the Company has revised the presentation of its financial statements to disclose the ratio of earnings to fixed charges.  Please refer to page 97 of the Revised Proxy Statement.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, WSP OCTG GROUP Ltd., JM OCTG GROUP Ltd., Mr. Longhua Piao, Expert Master Holdings Limited, UMW China Ventures (L) Ltd., UMW Petropipe (L) Ltd., UMW Holdings Berhad, Mr. Jubao Xie and H.D.S. Investments LLC.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344 or Pierre-Luc Arsenault at (852) 3761-3365.

Sincerely,

/s/ David T. Zhang

David T. Zhang
of Kirkland & Ellis

cc:                                Dennis D. Zhu - WSP Holdings Limited
Steven Liu - Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 20, 2013 with respect to the Schedule 13E-3, File No. 005-83618 (the “Schedule 13E-3”), filed on March 19, 2013 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•                  the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WSP Holdings Limited

By:	/s/ Dennis D. Zhu
Name: Dennis D. Zhu
Title: Chairman, Special Committee

WSP OCTG GROUP Ltd.

By:	/s/ Jubao Xie
Name: Jubao Xie
Title: Director

JM OCTG GROUP Ltd.

By:	/s/ Jubao Xie
Name: Jubao Xie
Title: Director

Mr. Longhua Piao

By:	/s/ Longhua Piao

Expert Master Holdings Limited

By:	/s/ Longhua Piao
Name: Longhua Piao
Title: Director

UMW China Ventures (L) Ltd.

By:	/s/ Datuk Syed Hisham Bin Syed Wazir
Name: Datuk Syed Hisham Bin Syed Wazir
Title: President and Group CEO

UMW Petropipe (L) Ltd.

By:	/s/ Datuk Syed Hisham Bin Syed Wazir
Name: Datuk Syed Hisham Bin Syed Wazir
Title: President and Group CEO

UMW Holdings Berhad

By:	/s/ Datuk Syed Hisham Bin Syed Wazir
Name: Datuk Syed Hisham Bin Syed Wazir
Title: President and Group CEO

Mr. Jubao Xie

By:	/s/ Jubao Xie

H.D.S. Investments LLC

By:	/s/ Jubao Xie
Name: Jubao Xie
Title: Director